FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding 2020 third quarterly report of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on October 28,  2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

THIRD QUARTERLY REPORT OF 2020

Pursuant to the regulations of the China Securities Regulatory Commission, the Company is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

1.	IMPORTANT NOTICE
1.1
The board of directors and the supervisory committee of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.
1.3
Zhao Keyu (legal representative), Huang Lixin (person in charge of accounting function) and Wei Zhongqian (person in charge of the Accounting Department) warrant the truthfulness, accuracy and completeness of the content of the quarterly report.

1.4
This announcement is made by the Company pursuant to Rule 13.09 and Rules 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571, Laws of Hong Kong).

2.	BASIC INFORMATION OF THE COMPANY
2.1	Major financial information (PRC GAAP) (unaudited)
(Amounts: In RMB Yuan)
	End of current reporting period	End of last year(Restated)	Variance from end of last year (%)

Total Assets	427,051,845,180	414,677,717,727	2.98
Equity holders’ equity attributable to equity holders of the Company	127,127,281,465	98,722,291,885	28.77

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September) (Restated)	Variance from equivalent period of last year (%)

Net cash flows generated from operating activities	27,240,079,779	28,439,140,521	(4.22)

	From the beginning of the year to the end of current reporting period (January to September)	From the beginning of the preceding year to the end of the equivalent period (January to September) (Restated)	Variance from equivalent period of last year (%)

Operating Revenue	121,823,399,760	127,309,095,079	(4.31)
Net profit attributable to equity holders of the Company	9,133,456,650	5,393,558,080	69.34
Net profit after deducting non-recurring items attributable to equity holders of the Company	8,851,504,370	4,816,333,200	83.78
Return on net assets (weighted average) (%)	10.24	6.56	Increased by 3.68 percent
Basic earnings per share (RMB per share)	0.50	0.32	56.25
Diluted earnings per share (RMB per share)	0.50	0.32	56.25

Non-recurring items and amounts:
☑ Applicable          ☐ Not applicable
(Amounts: in RMB Yuan)

Items	Total amount of Current reporting period (July to September)	Total amount from the beginning of the year to the end of current reporting period (January to September)	Notes

Losses from disposal of non-current assets	(170,009,989)	(167,440,727)
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	201,944,691	570,052,396
The current net profit and loss of subsidiaries arising from business combinations under common control from the beginning of the period to the date of merger	4,293,512	11,341,225
Gains/(losses) from the changes in fair value from held- for-trading financial assets, held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets, held-for-trading financial liabilities and available-for- sale financial assets	5,347,362	(77,854,760)
Reversal of provision for doubtful accounts receivable individually tested for impairments	148,262	373,883
Gains from designated loans	889,334	2,648,667
Other non-operating income and expenses excluding the above items	(21,079,989)	48,496,092
For the nine months ended 30 September 2020, other non-operating income besides the above items mainly include the income from reimbursement of tenure tax and emissions trading income, and the other non-operating expense of the company and its subsidiaries mainly include loss of non-current assets

Other non-recurring items	(1,982,228)	(4,727,014)	For the nine months ended 30 September 2020, other non-recurring items mainly include entrusted management fee, trusteeship management income.
Impact of non-controlling interests, net of tax	(2,460,690)	(26,768,595)
Tax impact of non-recurring items	7,315,414	(74,168,887)
Total	24,405,679	281,952,280

2.2
Total number of shareholders, ten largest shareholders and shareholding of top ten holders of circulating shares whose shares are not subject to any selling restrictions as at the end of the reporting period

Unit: share

Total number of shareholders	76,495
Top ten holders of shares
Name (in full) of shareholders	Number of shares held at end of reportingperiod	Percentage(%)	Number of shares held with selling restriction	Status on charges or pledges etc.		Nature of shareholders
				Status of shares	Number
Huaneng International Power Development Corporation	5,066,662,118	32.28	–	Nil	–	State-owned entity
HKSCC Nominees Limited	4,105,029,122	26.15	–	Nil	–	Foreign entity
China Huaneng Group Co., Ltd.	1,555,124,549	9.91	–	Nil	–	State-owned entity
Hebei Construction & Investment Group Co., Ltd.	527,548,946	3.36	–	Nil	–	State-owned entity
China Securities Finance Corporation Limited	492,186,504	3.14	–	Nil	–	State-owned entity
China Hua Neng Group Hong Kong Limited	472,000,000	3.01	–	Nil	–	Foreign entity
Jiangsu Guoxin Investment Group Limited	416,500,000	2.65	–	Nil	–	State-owned entity
Dalian Municipal Construction Investment Company Limited	301,500,000	1.92	–	Charges	75,375,000	State-owned entity
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	1.81	–	Nil	–	State-owned entity
Fujian Investment Development Group Liability Company	251,814,185	1.60	–	Nil	–	State-owned entity

Top ten holders of circulating shares whose shares are not subject to selling restrictions
Name (in full) of shareholders	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type and number of shares
		Type	Number
Huaneng International Power Development Corporation	5,066,662,118	RMB denominated ordinary shares	5,066,662,118
HKSCC Nominees Limited	4,105,029,122	Overseas listed foreign invested shares	4,105,029,122
China Huaneng Group Co., Ltd.	1,555,124,549	RMB denominated ordinary shares	1,555,124,549
Hebei Construction & Investment Group Co., Ltd.	527,548,946	RMB denominated ordinary shares	527,548,946
China Securities Finance Corporation Limited	492,186,504	RMB denominated ordinary shares	492,186,504
China Hua Neng Group Hong Kong Limited	472,000,000	Overseas listed foreign invested shares	472,000,000
Jiangsu Guoxin Investment Group Limited	416,500,000	RMB denominated ordinary shares	416,500,000
Dalian Municipal Construction Investment Company Limited	301,500,000	RMB denominated ordinary shares	301,500,000
Liaoning Energy Investment (Group) Limited Liability Company	284,204,999	RMB denominated ordinary shares	284,204,999
Fujian Investment Development Group Limited Liability Company	251,814,185	RMB denominated ordinary shares	251,814,185
Details relating to the related relationship of the above shareholders or the parties acting in concert

Among the above shareholders, China Huaneng Group Co., Ltd., Huaneng International Power Development Corporation and China Hua Neng Group Hong Kong Limited are regarded as parties acting in concert under the “Management Rules on Acquisition of Listing Companies”. The Company is not aware of any related relationship among other shareholders.

Explanatory statement regarding the restored voting rights and shareholdings of holders of preference shares	–

2.3
Total number of holders of preference shares, ten largest holders of preference shares and shareholding of top ten holders of preference shares whose shares are not subject to selling restriction as at the end of the reporting period

☐ Applicable          ☑ Not applicable
3.	SIGNIFICANT EVENTS
3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company
☑ Applicable          ☐ Not applicable
(a)	Fluctuation analysis of the consolidated balance sheet items
1.	Bank balances and cash as at the end of the period increased by RMB683 million compared with the end of the last year, mainly due to the temporary increase of bank balances and cash
2.
Derivative financial assets as at the end of the period decreased by RMB44 million compared with the end of the last year, mainly due to the decline in the HSFO index and the decline in the price of Brent crude oil, resulting in a decrease in the fair value of fuel swap contracts held by the Company’s subsidiary, SinoSing Power.

3.	Notes receivable as at the end of the period increased by 45% compared with the end of the last year, mainly due to an increase in bill settlement ratios in some regional power grid companies.
4.
Accounts receivable as at the end of the period decreased by RMB247 million compared with the end of the last year, mainly due to the collection of power sale receivables generated in the last period, the decrease in power sale revenue and the increase in bill settlement ratios of some power grid companies.

5.
Accounts receivable financing reflects the financial assets confirmed by Shandong Power, a subsidiary of the Company, as a result of the circular processing of power sale receivable from its 14 power plants through a single assets management plan. This part of the power sale receivable has increased during the current period.

6.
Advances to suppliers as at the end of the period increased by 43% compared with the end of the last year, mainly due to the increase in the prepayment of coal by the Company’s subsidiaries so as to lock in preferential prices in the current period. Among them: Jinggangshan Power Plant increased by RMB107 million, Shangan Power Plant increased by 106 million, Yueyang Power increased by RMB99 million, Qinbei Power increased by RMB74 million.

7.
Inventories as at the end of the period decreased by 16% compared with the end of the last year, mainly due to the decrease of the coal prices and the quantity of coal inventories compared with the end of the last year.

8.
Contract assets as at the end of the period increased by RMB16 million compared with the end of the last year, mainly due to the contract assets of seawater desalination project recorded by SinoSing Power, a subsidiary of the Company, in accordance with the relevant terms of the contract and the progress of the project.

9.
Fixed assets as at the end of the period decreased by 1% compared with the end of the last year, mainly due to the Company’s provision of RMB15.413 billion in depreciation of fixed assets during the current period, and the fact that construction in progress was completed and transferred into fixed assets of RMB11.903 billion in the current period.

10.
Construction in progress as at the end of the period increased by 29% compared with the end of the last year, mainly due to the increase in the Company’s investment in multiple wind power projects in the current period. For example, Shengdong Rudong offshore wind power project increased by RMB1.767 billion, Huaneng Puyang wind power project increased by RMB1.490 billion, Zhuanghe offshore wind farm project increased by RMB1.994 billion, and the Jiaxing No. 2 offshore wind power project increased by RMB1.065 billion. And engineering materials increased by RMB1.335 billion.

11.
Notes payable decreased by 41% compared with the end of the last year, mainly due to the maturity of the bills payable of the previous period, and the fact that some power plants did not use prepaid bills, resulting in the balance cut back.

12.	Accounts payable decreased by 6% compared with the end of the last year, mainly due to the decrease in coal prices, which resulted in a decrease in fuel payables.

13.
Contract liabilities decreased by 58% compared with the end of the last year, mainly due to the reduction in the balance of pre-collected heat charges due to the recognized revenue of the heating season.

14.
Current portion of non-current liabilities increased by 75% compared with the end of the last year, of which bonds payable due within one year increased by RMB11.50 billion, and long-term loans due within one year increased by RMB3.576 billion.

15.	Other current liabilities decreased by 95% compared with the end of the last year, mainly due to the net repayment of short-term bonds of RMB9 billion.
16.
Provision decreased by RMB31 million compared with the end of the previous period, mainly due to the fact that the Company’s subsidiary Luoyang Yangguang Co-generation, in accordance with court rulings, paid liquidated damages and interest in the current period.

17.	Other equity instruments increased by 91% from the end of the previous year, mainly due to the Company’s new issuance of other equity instruments during the period.
(b)	Fluctuation analysis of the consolidated income statement items
1.
Operating income decreased by 4% compared with the same period last year. Domestic operating revenue decreased by RMB3.419 billion, mainly due to a year-on-year decrease in domestic power sales and the average on-grid price for domestic power; operating revenue for Singapore operations decreased by RMB1.578 billion, and operating revenue for Pakistan operations decreased by RMB489 million.

2.
Operating costs decreased by 9% compared with the same period last year, mainly due to a decrease in fuel prices; of which, domestic operating costs decreased by RMB7.07 billion, operating costs for Singapore operations decreased by RMB1.759 billion, and operating costs for Pakistan operations decreased by RMB389 million.

3.
Research and development expenses increased by RMB128 million compared with the same period last year, mainly due to the Company’s increased investment in technology research and development projects in the current period.

4.
Financial expenses decreased by 20% compared with the same period last year, mainly due to the decrease in the average balance of interest- bearing liabilities and the decline in interest rates, which led to a decrease of RMB1.235 billion in interest expenses. Net foreign exchange losses decreased by RMB353 million.

5.	Investment income from associates and joint ventures increased by 48% compared with the same period last year, mainly due to the increase of the Company’s investment income in Shenzhen Energy.
6.
Gain on fair value changes of financial assets/liabilities decreased by RMB19 million compared with the same period last year, mainly due to changes in the fair value of derivative financial instruments held by SinoSing Power.

7.
Credit loss decreased by RMB68 million compared with the same period last year, mainly due to the provision of impairment of Luoyang Co- generation’s entrusted loans to Luoyang Yangguang Co-generation.

8.
Asset impairment loss decreased by 50% compared with the same period last year, mainly due to the early shutdown of Haikou Power Plant Unit 4 and Unit 5 and the provision of RMB127 million impairment losses in the current period. Luoyang Yangguang Co-generation’s bankruptcy and reorganization provided RMB229 million of impairment losses during the same period last year.

9.
Non-operating income decreased by 45% compared to the same period last year, mainly due to a Shandong Power’s subsidiary receiving a guarantee payment in the same period last year, which did not occur in the current period.

10.
Non-operating expenses increased by RMB237 million compared with the same period last year, mainly due to the scrapping of non- current assets such as Luohuang Power Generation, Qinbei Power, and Shidongkou No. 1 and 2 Plants, expense of spoiled materials of Shang’an Power Plant and donation of Ruyi Pakistan Energy.

11.	Income tax expenses increased by 38.65% compared with the same period last year, mainly due to the increase in pre-tax profit during the current accounting period.
12.
Other comprehensive income decreased by RMB865 million compared with the same period last year, mainly due to the decline in the fair value of the fuel oil cash flow hedging instrument held by the Company’s subsidiary, SinoSing Power, and the fluctuation of exchange differences on translation of foreign operations.

(c)	Fluctuation analysis of the consolidated cash flow statement items
1.
The net inflow of cash flow from operating activities was RMB27.240 billion, which decreased by RMB1.199 billion compared with the same period last year. This was mainly due to the year-on-year decrease in operating activities and the increase in bill settlement ratio.

2.
The net outflow of cash flow from investing activities was RMB26.129 billion, which increased by RMB10.867 billion compared with the same period last year, mainly due to the increase in investment expenditures for the Company’s clean energy projects.

3.
The net inflow of cash flow from financing activities was RMB105 million, which decreased by RMB13.241 billion compared with the same period last year, mainly due to the year-on-year decrease in net repayments.

3.2	Analysis and description of significant events and their impacts and solutions
☑ Applicable          ☐ Not applicable
On 10 September 2020, the Company completed the issuance of “the public offering of renewable corporate bonds (the third tranche) of Huaneng Power International, Inc. for 2020”. The current bond issuance scale is RMB3 billion, with a maturity of 3+N years, and the coupon rate is 4.38%. The bonds have since 16 September 2020 been listed on the centralized bidding system of the Shanghai Stock Exchange trading market and the integrated electronic platform for fixed income securities, and are available for trading to qualified investors.
For details, please refer to the relevant announcement published by the Company on the website of the Shanghai Stock Exchange (www.sse.com.cn).

3.3	Undertaking not performed in time during the reporting period
☐ Applicable          ☑ Not applicable
3.4
Warnings on any potential loss in accumulated net profit for the period from the beginning of the year to the end of next reporting period or any material changes from the corresponding period last year and the reasons therefor

☐ Applicable          ☑ Not applicable
By Order of the Board
Huaneng Power International, Inc.
Zhao Keyu
Chairman

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
28 October 2020

APPENDIX

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER 2020

Amounts: In RMB Yuan, Except as noted

ASSETS	30 September 2020 Consolidated	31 December 2019 Consolidated (Restated)	30 September 2020 The Company	31 December 2019 The Company

CURRENT ASSETS
Bank balances and cash	14,017,481,964	13,334,645,636	360,896,126	1,248,842,161
Derivative financial assets	31,156,560	74,910,802	–	–
Notes receivable	8,039,373,280	5,552,422,272	1,979,674,780	690,520,540
Accounts receivable	25,226,452,904	25,473,489,695	4,400,708,583	5,529,529,790
Accounts receivable financing	2,074,810,120	1,364,578,834	–	–
Advances to suppliers	1,465,332,077	1,022,448,113	322,063,673	75,595,042
Other receivables	1,822,933,585	1,983,013,647	3,643,111,931	3,779,316,075
Inventories	7,480,104,741	8,883,183,086	2,196,102,931	2,548,500,135
Contract assets	40,221,237	24,157,003	–	–
Current portion of non-current assets	481,529,107	503,039,957	974,937	–
Other current assets	2,424,969,620	2,803,403,938	2,335,449,185	8,780,356,872

Total current assets	63,104,365,195	61,019,292,983	15,238,982,146	22,652,660,615

NON-CURRENT ASSETS
Derivative financial assets	14,196,220	16,376,498	–	–
Long-term receivables	10,813,160,472	11,286,292,400	1,261,447,178	1,261,447,178
Long-term equity investments	23,106,999,968	20,615,919,544	104,295,286,888	89,949,580,547
Other equity instrument investments	833,239,030	779,217,199	760,371,542	726,893,390
Investment property	655,007,414	671,710,155	144,341,499	148,024,766
Fixed assets	238,492,916,284	241,291,723,824	44,567,763,260	47,592,414,670
Construction-in-progress	47,224,067,966	36,683,468,418	1,981,194,699	1,263,758,935
Right-of-use assets	6,175,963,605	5,790,978,592	510,482,120	355,419,567
Intangible assets	13,913,934,264	13,957,614,000	1,794,450,302	1,699,429,571
Goodwill	12,359,301,341	12,785,404,658	–	–
Long-term deferred expenses	124,411,047	132,462,057	20,941,065	28,156,566
Deferred income tax assets	3,014,304,179	3,271,488,418	679,911,175	763,816,883
Other non-current assets	7,219,978,195	6,375,768,981	16,463,350,975	23,882,482,088

Total non-current assets	363,947,479,985	353,658,424,744	172,479,540,703	167,671,424,161

TOTAL ASSETS	427,051,845,180	414,677,717,727	187,718,522,849	190,324,084,776

LIABILITIES AND EQUITY HOLDERS’ EQUITY	30 September 2020 Consolidated	31 December 2019 Consolidated (Restated)	30 September 2020 The Company	31 December 2019 The Company
CURRENT LIABILITIES
Short-term loans	57,126,187,687	67,119,367,606	17,454,290,000	28,967,990,000
Derivative financial liabilities	226,107,264	250,299,684	–	–
Notes payable	1,951,931,528	3,318,713,095	–	–
Accounts payable	11,775,885,397	12,537,549,915	2,776,388,817	3,297,317,661
Contract liabilities	1,133,769,724	2,706,529,095	143,645,033	299,477,280
Salary and welfare payables	909,252,303	758,147,803	212,570,893	177,726,058
Taxes payable	1,796,971,864	2,101,673,423	482,374,257	465,137,792
Other payables	21,812,262,153	21,452,442,902	2,978,531,977	2,870,457,805
Current portion of non-current liabilities	38,370,781,760	21,988,338,321	17,055,054,785	4,391,524,725
Other current liabilities	566,820,489	9,502,042,297	302,918,405	9,217,441,910

Total current liabilities	135,669,970,169	141,735,104,141	41,405,774,167	49,687,073,231

NON-CURRENT LIABILITIES
Long-term loans	113,791,994,278	15,969,197,539	5,658,024,256	8,628,240,243
Derivative financial liabilities	244,498,135	200,408,483	–	–
Bonds payable	20,563,853,248	28,487,114,637	16,502,640,464	28,487,114,637
Lease liabilities	3,162,864,101	4,368,159,555	443,345,583	267,155,518
Long-term payables	623,674,365	711,161,672	45,861,276	46,138,915
Long-term employee benefits payable	53,717,185	54,314,820	–	–
Provision	19,645,840	50,504,883	3,255,633	6,337,233
Deferred income	1,992,520,328	2,099,988,755	950,388,376	1,075,467,729
Deferred income tax liabilities	1,004,021,376	996,021,402	–	–
Other non-current liabilities	2,382,231,741	2,473,253,580	248,525,181	273,322,797

Total non-current liabilities	143,839,020,597	155,410,125,326	23,852,040,769	38,783,777,072

TOTAL LIABILITIES	279,508,990,766	297,145,229,467	65,257,814,936	88,470,850,303

LIABILITIES AND EQUITY HOLDERS’ EQUITY (continued)	30 September 2020 Consolidated	31 December 2019 Consolidated (Restated)	30 September 2020 The Company	31 December 2019 The Company

EQUITY HOLDERS’ EQUITY
Share capital	15,698,093,359	15,698,093,359	15,698,093,359	15,698,093,359
Other equity instruments	47,941,056,470	25,127,820,735	47,941,056,470	25,127,820,735
Including: perpetual corporate bonds	47,941,056,470	25,127,820,735	47,941,056,470	25,127,820,735
Capital surplus	18,411,558,058	18,602,847,158	13,231,594,737	13,231,594,737
Other comprehensive income	307,176,123	299,752,939	1,181,408,968	566,308,753
Special reserves	102,392,993	84,203,046	79,305,507	63,312,202
Surplus reserves	8,186,274,738	8,186,274,738	8,186,274,738	8,186,274,738
Undistributed profits	36,480,729,724	30,723,299,910	36,142,974,134	38,979,829,949

Equity holders’ equity attributable to equity holders of the Company	127,127,281,465	98,722,291,885	122,460,707,913	101,853,234,473
Non-controlling interests	20,415,572,949	18,810,196,375	–	–

Total equity holders’ equity	147,542,854,414	117,532,488,260	122,460,707,913	101,853,234,473

TOTAL LIABILITIES AND EQUITY HOLDERS’ EQUITY	427,051,845,180	414,677,717,727	187,718,522,849	190,324,084,776

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Zhao Keyu	Huang Lixin	Wei Zhongqian

Amounts: In RMB Yuan, Except as noted

			For the nine months ended 30 September
			2020	2019	2020	2019
			Consolidated	Consolidated (Restated)	The Company	The Company

Operating revenue			42,701,695,636	43,841,337,457	12,703,690,949	12,407,392,068
Less		Operating cost	34,387,744,439	37,428,913,914	10,037,497,362	10,533,847,339
		Tax and levies on operations	460,580,909	430,157,634	146,473,173	129,882,004
		Selling expenses	34,374,328	28,171,905	8,164,363	2,654,379
		General and administrative expenses	1,059,320,535	1,035,370,982	398,779,939	386,854,929
		Research and development expenses	107,219,194	27,333,670	93,493,542	29,077,031
		Financial expenses	2,060,984,604	3,030,700,382	554,915,994	990,766,508
Add:		Other income	223,315,502	97,047,146	43,556,610	43,513,792
		Investment income	554,928,720	427,737,862	1,764,307,907	1,284,551,183
	Including:	Investment income from associates and joint ventures	554,107,131	357,858,397	507,544,358	301,084,296
		Loss on derecognition of financial assets at amortized cost	(9,718,114)	–	–	–
		Gain/(loss) on fair value changes of financial
		assets/liabilities	(3,752,705)	(1,801,894)	–	–
		Asset impairment loss	(129,668,451)	(15,007,604)	(5,009,640,973)	–
		Credit loss	(64,997,660)	(284,530)	–	–
		Gain on disposal of assets	1,514,388	5,080,538	–	4,853,292

Operating profit			5,172,811,421	2,373,460,488	(1,737,409,880)	1,667,228,145
Add:		Non-operating income	67,193,397	174,125,806	7,277,895	13,591,402
Less:		Non-operating expenses	259,385,862	33,756,949	112,533,003	4,469,382

Profit before tax			4,980,618,956	2,513,829,345	(1,842,664,988)	1,676,350,165
Less:		Income tax expense	876,851,718	609,278,263	451,281,623	194,905,192

Net profit			4,103,767,238	1,904,551,082	(2,293,946,611)	1,481,444,973

(1)		Classification according to the continuity of operation Continuous operating net profit	4,103,767,238	1,904,551,082	(2,293,946,611)	1,481,444,973
(2)		Classification according to ownership
Attributable to:
		Equity holders of the Company	3,400,535,943	1,564,685,670	(2,293,946,611)	1,481,444,973
		Non-coantrolling interests	703,231,295	339,865,412	–	–

Earnings per shares (based on the net profit attributable to equity holders of the Company) (expressed in RMB per share)
		– Basic earnings per share	0.18	0.09	–	–
		– Diluted earnings per share	0.18	0.09	–	–

	For the nine months ended 30 September
	2020	2019	2020	2019
	Consolidated	Consolidated (Restated)	The Company	The Company

Other comprehensive income/(loss), net of tax	481,476,164	(80,941,965)	745,483,410	20,450,974
Other comprehensive income (net of tax) attributed to equity holders of the company	526,540,082	(183,494,778)	745,483,410	20,450,974
Other comprehensive income (net of tax) attributed to equity holders of the company that may not be reclassified to profit or loss	746,656,923	15,312,640	747,281,254	16,041,201
Including
Share of other comprehensive income of the equity-accounted investee that may not be reclassified to profit or loss	747,281,254	(151,140,424)	747,281,254	(151,140,424)
Losses arising from changes in fair value of other equity instrument investments	(624,331)	166,453,064	–	167,181,625
Other comprehensive income (net of tax) attributed to equity holders of the company that may be reclassified to profit or loss	(220,116,841)	(198,807,418)	(1,797,844)	4,409,773
Including:
Share of other comprehensive income/(loss) of investees accounted for under the equity method	(1,797,844)	1,934,882	(1,797,844)	1,934,881
Effective portion of cash flow hedges	51,768,539	(396,560,222)	–	2,474,892
Translation differences of the financial statements of foreign operations	(270,087,536)	195,817,922	–	–
Other comprehensive loss, net of tax, attributable to non-controlling interests	(45,063,918)	102,552,813	–	–

Total comprehensive income	4,585,243,402	1,823,609,117	(1,548,463,201)	1,501,895,947

Attributable to:
Equity holders of the Company	3,927,076,025	1,381,190,893	(1,548,463,201)	1,501,895,947
Non-controlling interests	658,167,377	442,418,224	–	–

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Zhao Keyu	Huang Lixin	Wei Zhongqian

Amounts: In RMB Yuan, Except as noted

			For the nine months ended 30 September
			2020	2019	2020	2019
			Consolidated	Consolidated (Restated)	The Company	The Company

Operating revenue			121,823,399,760	127,309,095,079	33,687,719,229	35,230,709,624
Less:		Operating cost	97,954,792,353	107,182,987,614	26,941,728,435	29,472,056,746
		Tax and levies on operations	1,347,577,633	1,354,403,844	415,751,426	392,634,451
		Selling expenses	89,811,885	76,583,491	23,841,423	12,098,842
		General and administrative expenses	3,082,896,296	2,923,665,794	1,233,852,244	1,149,134,770
		Research and development expenses	163,783,719	36,029,275	136,138,399	33,894,392
		Financial expenses	6,857,384,813	8,550,505,450	2,024,031,370	2,912,227,411
Add:		Other income	615,776,093	493,046,091	131,906,559	132,932,066
		Investment income	1,496,123,978	1,163,369,319	3,670,015,511	3,517,682,377
	Including:	Investment income from associates and joint ventures	1,597,734,245	1,082,704,638	1,493,184,779	989,369,619
		Loss on derecognition of financial assets at amortized cost	(31,632,708)	–	–	–
		Gain/(loss) on fair value changes of financial assets/ liabilities	(3,497,320)	15,808,042
		Asset impairment loss	(129,946,941)	(259,240,058)	(5,009,640,973)	–
		Credit loss	(67,161,656)	964,542	–	–
		Gain on disposal of assets	1,956,982	10,561,845	208,829	8,634,304

Operating profit			14,240,404,197	8,609,429,392	1,704,865,858	4,917,911,759
Add:		Non-operating income	183,410,882	335,873,790	62,429,770	20,824,595
Less:		Non-operating expenses	290,565,667	53,248,804	124,123,875	10,517,367

Profit before tax			14,133,249,412	8,892,054,378	1,643,171,753	4,928,218,987
Less:		Income tax expense	2,914,681,253	2,115,909,904	1,128,992,587	628,813,302

Net profit			11,218,568,159	6,776,144,474	514,179,166	4,299,405,685

(3)		Classification according to the continuity of operation Continuous operating net profit	11,218,568,159	6,776,144,474	514,179,166	4,299,405,685
(4)		Classification according to ownership
Attributable to:
		Equity holders of the Company	9,133,456,650	5,393,558,080	514,179,166	4,299,405,685
		Non-controlling interests	2,085,111,509	1,382,586,394	–	–

Earnings per shares (based on the net profit attributable to equity holders of the Company) (expressed in RMB per share)
		– Basic earnings per share	0.50	0.32	–	–
		– Diluted earnings per share	0.50	0.32	–	–

	For the nine months ended 30 September
	2020	2019	2020	2019
	Consolidated	Consolidated (Restated)	The Company	The Company
Other comprehensive income/(loss), net of tax	(186,724,564)	678,390,276	615,100,214	680,305,008
Other comprehensive income (net of tax) attributed to equity holders of the company	7,423,184	814,392,964	615,100,214	680,305,008
Other comprehensive income (net of tax) attributed to equity holders of the company that may not be reclassified to profit or loss	614,700,201	674,701,807	615,890,526	675,052,100
Including
Share of other comprehensive income of the equity- accounted investee that may not be reclassified to profit or loss	615,890,526	384,467,080	615,890,526	384,467,080
Losses arising from changes in fair value of other equity instrument investments	(1,190,325)	290,234,727	–	290,585,020
Other comprehensive income (net of tax) attributed to equity holders of the company that may be reclassified to profit or loss	(607,277,017)	139,691,157	(790,312) 5,252,908
Including:
Share of other comprehensive income/(loss) of investees accounted for under the equity method	(790,312)	2,164,469	(790,312) 2,164,468
Effective portion of cash flow hedges	(39,374,973)	(75,215,176)	–	3,088,440
Translation differences of the financial statements of foreign operations	(567,111,732)	212,741,864	–	–
Other comprehensive loss, net of tax, attributable to non-controlling interests	(194,147,748)	(136,002,688)	–	–

Total comprehensive income	11,031,843,595	7,454,534,750	1,129,279,380	4,979,710,693

Attributable to:
Equity holders of the Company	9,140,879,834	6,207,951,044	1,129,279,380	4,979,710,693
Non-controlling interests	1,890,963,761	1,246,583,706	–	–

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Zhao Keyu	Huang Lixin	Wei Zhongqian

	For the nine months ended 30 September
	2020	2019	2020	2019
Cash flows generated from operating activities	Consolidated	Consolidated (Restated)	The Company	The Company

Cash received from sales of goods and services rendered	129,855,862,435	141,134,405,014	37,599,842,612	39,206,462,332
Cash received from return of taxes and fees	162,806,198	134,152,129	1,427,930	2,348,247
Other cash received relating to operating activities	536,520,926	717,895,390	144,308,152	58,799,444

Sub-total of cash inflows of operating activities	130,555,189,559	141,986,452,533	37,745,578,694	39,267,610,023

Cash paid for goods and services received	83,903,794,676	94,692,607,629	24,818,526,981	28,554,674,735
Cash paid to and on behalf of employees including salary, social welfare, education funds and others in such manner	8,850,892,963	8,474,774,443	2,639,922,302	2,581,836,649
Payments of taxes	9,194,490,595	9,298,014,136	3,023,572,700	2,163,716,136
Other cash paid relating to operating activities	1,365,931,546	1,081,915,804	749,274,230	250,942,345

Sub-total of cash outflows of operating activities	103,315,109,780	113,547,312,012	31,231,296,213	33,551,169,865

Net cash flows generated from operating activities	27,240,079,779	28,439,140,521	6,514,282,481	5,716,440,158

Cash flows generated from investing activities

Proceeds from disposal of an investment	–	1,257,804,676	13,465,157,000	1,250,000,000
Cash received on investment income	147,859,869	511,220,401	3,735,477,963	2,517,101,284
Proceeds from disposal of property, plant and equipment,land use rights and other non-current assets	256,782,184	396,131,955	29,062,319	28,344,001
Other cash received relating to investing activities	457,727,000	550,832,000	457,727,000	532,264,400

Sub-total of cash inflows of investing activities	862,369,053	2,715,989,032	17,687,424,282	4,327,709,685

Payment for the purchase of property, plant and equipment, land use rights and other non-current assets	26,329,252,211	17,716,721,285	1,440,240,789	1,351,859,009
Cash paid for investments	448,296,863	261,120,000	18,492,135,244	5,236,650,433
Net cash paid for acquiring subsidiaries	214,131,100	–	–	–

Sub-total of cash outflows of investing activities	26,991,680,174	17,977,841,285	19,932,376,033	6,588,509,442

Net cash flows used in investing activities	(26,129,311,121)	(15,261,852,253)	(2,244,951,751)	(2,260,799,757)

	For the nine months ended 30 September
	2020	2019	2020	2019
Cash flows generated from financing activities	Consolidated	Consolidated (Restated)	The Company	The Company

Cash received from investments	23,410,426,166	3,505,685,544	22,854,294,359	3,000,000,000
Including: cash received from non-controlling interests of subsidiaries	556,131,807	230,236,200	–	–
Cash received from borrowings	117,441,928,609	89,390,113,844	47,667,559,371	38,607,990,000
Cash received from issuance of short-term bonds	12,188,307,452	26,300,000,000	7,999,983,312	26,300,000,000
Other cash received relating to financing activities	322,391,654	–	–	–

Sub-total of cash inflows of financing activities	153,363,053,881	119,195,799,388	78,521,837,042	67,907,990,000

Repayments of borrowings	140,673,569,958	120,724,645,681	78,436,152,467	68,493,965,188
Payments for dividends, profit or interest expense	11,583,934,802	11,189,670,931	5,121,176,837	5,152,362,187
Including: dividends paid to non-controlling interests of subsidiaries	773,249,296	1,315,201,346	–	–
Other cash paid relating to financing activities	1,000,116,315	417,055,363	110,933,016	97,442,849

Sub-total of cash outflows of financing activities	153,257,621,075	132,331,371,975	83,668,262,320	73,743,770,224

Net cash flows used in financing activities	105,432,806	(13,135,572,587)	(5,146,425,278)	(5,835,780,224)

Effect of exchange rate fluctuations on cash held	(376,076,636)	8,166,655	(10,616,180)	46,838

Net increase/(decrease) in cash	840,124,828	49,882,336	(887,710,728)	(2,380,092,985)
Add: cash at beginning of period	12,471,764,973	15,435,129,950	1,224,528,545	4,288,696,074

Cash at end of period	13,311,889,801	15,485,012,286	336,817,817	1,908,603,089

Legal representative:	Person in charge of accounting function:	Person in charge of accounting department:
Zhao Keyu	Huang Lixin	Wei Zhongqian

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Huang Chaoquan

	Name:	Huang Chaoquan

	Title:	Company Secretary

Date:     October 28, 2020